Exhibit 77H
      Changes in Control of Registrant

During the period ended September 30, 2007, there was one change in control of the Registrant from a decrease in Pacific Life Insurance Company's percentage ownership. Control is determined by 25% ownership in any fund.

FUND                             DATE           PERCENTAGE OWNERSHIP
PL Small-Cap Value Fund     August 24, 2007           24.94%

The change in percentage ownership was a result of net asset fluctuations due to subscriptions and redemptions by other shareholders.